Exhibit 21.1

TRILLER CORP.

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction
Triller Hold Co LLC	Delaware
Triller Platform Co. fka Triller, Inc.	Delaware
Triller Fight Club LLC	Delaware
Triller Fight Club II LLC	Delaware
Triller Fight Club III LLC	Delaware
Triller Legends LLC	Delaware
Triad Combat LLC	Delaware
Verzuz LLC	Delaware
Verzuz Spirits LLC	Delaware
Truverse, Inc.	Delaware
Trillerverz Private Limited fka Botworx AI Private Limited	India
Flips Media Inc.	Delaware
Flipps Media EAD	Bulgaria
Juliusworks LLC dka Juliusworks Inc.	Delaware
Fangage Holding BV	Netherlands
Fangage BV	Netherlands
Bare Knuckle Fighting Championships, Inc.*	Delaware
Thuzio LLC	Delaware
Robin Media Inc.	Delaware
Halogen Holdings Inc.	Florida
Halogen Networks LLC	Florida
Halogen Studios LLC	Florida
Halogen Digital LLC	Florida

*	Unless otherwise noted, each subsidiary is wholly owned by Triller Corp.